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ngreene@shearman.com (212) 848-4668	April 5, 2017

Katie Hinke U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Funds (the “Funds” or the “Trust”)

File Nos.: 033-63560 and 811-7762

Dear Ms. Hinke:

Thank you for your comments regarding the Registration Statement on Form N-1A of the Funds, filed with the Securities and Exchange Commission on February 3, 2017. This letter responds to your comments, which you provided to us by telephone on March 21, 2017.

Your lead comment was that the Staff reiterates its comments to the December 23, 2017 filing (given to the Trust by telephone on February 8, 2017) and asks that the Trust address them again here with respect to this filing. We therefore summarize those below while also covering your March 21 comments. Below, we describe changes the Trust will make to the Registration Statement in response to these various Staff’s comments, generally organized by reference to where the comments would appear in the filing.

We anticipate making the applicable changes in a Rule 485(b) filing on or about April 7, 2017, with an April 10, 2017 effective date. We also filed a delaying amendment for the February 3, 2017 filing, specifying the same April 10, 2017 effective date.

Capitalized Terms used, but not otherwise defined, have the meaning ascribed to them in the Registration Statement.

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Katie Hinke	April 5, 2017

I.	Prospectus
1.	COMMENT: In connection with the February comments, you asked that we remove the paragraph on the Prospectus inside cover that starts with “John P. Arnhold is President and Trustee of the Trust.”

RESPONSE: We removed the paragraph in response to the February comments. It will not be used going forward.

2.	COMMENT: In connection with the February comments, you referred to bracketed incomplete figures appearing throughout the Prospectus and requested that information be provided before (or at least at the time) the filing becomes effective.

RESPONSE: All bracketed information will be completed.

3.	COMMENT: In connection with the February comments, you referred to the Derivatives Risk disclosure and said that the disclosure should be specifically tailored to those risks that will be the most important means of the Fund achieving its objective and those risks having an impact on performance. You stated that the disclosure should not be generic risks with respect to derivatives types.

RESPONSE: We and First Eagle Funds management are familiar with the Staff’s guidance on this point and are satisfied with the language as-is. As we said in response to the February comments, we confirm that the language was reviewed and considered by First Eagle’s compliance, legal, fund accounting and fund trading personnel.

4.	COMMENT: In the March 21 comments, you said that if shares are sold through banks, then the Funds should add a statement generally to the effect that “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

RESPONSE: A version of the requested language will be added.

5.	COMMENT: In the March 21 comments, you asked for quarter-to-date performance below each of the performance bar charts.

RESPONSE: Quarter-to-date performance will be added.

Katie Hinke	April 5, 2017

6.	COMMENT: In the March 21 comments, you asked for a statement (where applicable) that T shares have higher ongoing expenses than that of the class whose performance is shown in the Prospectus and accordingly T share performance would be lower.

RESPONSE: The requested disclosure will be added. Note that this affects only the High Yield Fund.

7.	COMMENT: In connection with the February comments, you asked whether the fee waivers for the U.S. Value Fund and High Yield Fund permit recoupment of the waived fee. In the March 21 comments, you added that if a waiver will not extend for the period of the Prospectus, then its effect may not be shown in the fee and expense table

RESPONSE: Neither fee waiver agreement permits recoupment. Both waivers will be in effect at least through February 28, 2018, which is the full period in which this Prospectus will be in use. In any event, the Funds have determined not to show the effect of the fee waiver in the fee and expense table for this Prospectus.

8.	COMMENT: In the March 21 comments, you asked for a statement in the Prospectus that the U.S. Value Fund and High Yield Fund fee waivers are taken into account only for the one-year expense example and not for the longer periods (e.g., five years, etc.).

RESPONSE: The fee waiver will not be taken into account for any of the periods shown. Accordingly, no additional disclosure should be required.

9.	COMMENT: In connection with the February comments, you pointed to the paragraph in the Gold Fund summary describing its Cayman subsidiary and noted that the corresponding disclosures for the Global Fund, U.S. Value Fund and Overseas Fund are less detailed. For the March 21 comments, you asked a series of detailed questions on the subsidiaries, which we summarize in our response below.

RESPONSE: In connection with the February comments, we confirmed with First Eagle Funds management that this difference in level of detail appropriately reflects the difference in relative size of the subsidiaries across the Funds. The Gold Fund subsidiary represents close to 25% of that Fund’s assets, a much larger percentage than any other. We also confirmed that the substance of the longer Gold Fund paragraph is disclosed for all of the Funds that hold subsidiaries, albeit with some of the detail outside the Summary Prospectus for the other Funds. Turning to the March 21 comments, the Funds confirm the following:

Katie Hinke	April 5, 2017

•	Each Fund will comply with its investment policies and Section 18 asset coverage requirements on an aggregate basis with the applicable subsidiary. This is disclosed in the Statement of Additional Information.
•	Each subsidiary will comply with the Investment Company Act’s requirements for affiliated transactions and custody of its cash and securities. This is disclosed in the Statement of Additional Information. In addition, the description of State Street Corporation in the Statement of Additional Information as each Fund’s custodian indicates that State Street also acts as custodian to the subsidiaries.
•	Any investment activity of a subsidiary will be consistent with the principal investment strategies of its parent Fund.
•	Each Fund received a Private Letter Ruling from the IRS that applies, among other matters, to undistributed income from the subsidiaries. The PLR is described in the Statement of Additional Information.
•	Any investment management fees borne at the level of a subsidiary will be included as management fees in the applicable Fund’s fee and expense table. Likewise, any other operating expenses borne at the level of a subsidiary will be included as “other expenses.”
•	Each subsidiary’s financial results are consolidated with the financial statements of its parent Fund.
•	Each subsidiary and its directors have designated an agent for service of process in the United States.
•	Each subsidiary and its directors have agreed to the inspection of their books and records by the SEC.
•	Each advisory agreement with a subsidiary will comply with the Section 15 procedural requirements, as follows: (i) approval by the First Eagle Funds Board is undertaken annually, with the next approval expected June 2017, (ii) shareholder approval was given at inception of the subsidiary by action of the parent Fund as the subsidiary’s sole shareholder, and (iii) the subsidiary advisory agreements are treated as material contracts of the Funds on file as exhibits to the Registration Statement.

Katie Hinke	April 5, 2017

10.	COMMENT: In connection with both the February and March comments, you asked whether any of the share classes will be treated as “clean shares” per a recently released SEC letter. If so, you asked us to include additional disclosure language required by Item 3, Instruction 1(e)(1).

RESPONSE: It is not currently anticipated that any shares will be treated as “clean shares.”

11.	COMMENT: In connection with both the February and March comments, you asked that the Funds not include the word “estimated” when referring to “Other Expenses” for newly organized share classes in the fee and expense tables.

RESPONSE: As we said in response to the February comments, we prefer to continue to refer to “estimated expenses” for new share classes. Given that those shares have no actual expense history from any recent fiscal period, we and First Eagle Funds management believe that, by definition, any expenses presented for them are estimates. We also reviewed a number of other filings for new shares classes from other fund firms and believe referring to estimated expenses for new classes is common.

12.	COMMENT: In connection with the February comments, because the Global Income Builder Fund uses the word “Global” in its name, you asked us to describe how investments will be tied to economies around the world. Citing the “names rule” release, you asked us to include language along these lines - “Under normal market conditions, the Fund will invest significantly (at least 40% of assets) in markets outside the U.S., or if not normal market conditions, then at least 30% of assets in markets outside the U.S.”

RESPONSE: The Fund added that language in response to the February comments. A version of the requested language will be included going forward.

13.	COMMENT: In connection with the February comments, you asked us to include a broad-based market index in the Average Annual Total Returns performance table for the Global Income Builder Fund per the requirements of Item 27(b)(7).

RESPONSE: In response to the February comments, the Fund added the two broad-based market indices that comprise the blended index currently presented. Both indices will be included going forward.

Katie Hinke	April 5, 2017

14.	COMMENT: In connection with the February comments, you asked that we seek to avoid cross-references throughout the prospectus in reference to the SEC Guidance Update 2014-08.

RESPONSE: As we said in response to the February comments, IM Guidance Update 2014-08 focuses on cross-references to the SAI and shareholder reports, and cross-references that add complexity to the disclosure. The noted cross-references are not references to the SAI or shareholder reports. We believe they are straightforward and do not increase the complexity of the disclosure, so respectfully prefer to make no change.

15.	COMMENT: In connection with the February comments, you asked us to confirm High Yield Fund uses market price when valuing its derivative positions towards its “80% of assets” allocation. You asked in the March 21 comments that we specify that in the Prospectus.

RESPONSE: Confirmed as to market price. The Funds will be pleased to specify that in the text of the Prospectus starting with the March 1, 2018 annual update. In the interim the Funds prefer not to make the change; that is to avoid inconsistency of statements as between the “main” Prospectus currently in use and the T shares Prospectus at issue in the current comments.

16.	COMMENT: In connection with the February comments, you asked how the Fund of America chooses which bonds it invests in, and, in particular, whether it does so on the same “event driven” basis as for equities. You also asked in the March 21 comments that we specify that in the Prospectus.

RESPONSE: Confirmed that event-driven style applies to all securities selection, including fixed income. The Funds will be pleased to specify that in the text of the Prospectus starting with the March 1, 2018 annual update. In the interim the Funds prefer not to make the change; that is to avoid inconsistency of statements as between the “main” Prospectus currently in use and the T shares Prospectus at issue in the current comments.

17.	COMMENT: In connection with the February comments, you asked us to confirm whether Gold Risk is a principal risk for the Fund of America and, if not, to remove it from the Principal Investment Risks section.

RESPONSE: After review, First Eagle management determined that gold is not a principal risk for the Fund of America. The Funds removed it and it will not appear going forward.

Katie Hinke	April 5, 2017

18.	COMMENT: In connection with the February comments, you asked us to remove the sentence that states “(u)nless you elect otherwise, your ordinary income dividends and capital gain distributions will be reinvested in additional shares of the same share class of each Fund at net asset value calculated as of the payment date” as it is not required by the instructions per IM Guidance Update 2014-06, paragraph on pages 3 and 4.

RESPONSE: The Funds removed the referenced sentence and it will not appear going forward.

19.	COMMENT: You suggested it would be useful to more clearly link the various risks identified in the Item 9 disclosures with individual Funds.

RESPONSE: We agree this could be useful and confirm that the Funds intend to do so in the March 1, 2018 annual update, likely using the tabular format you described to us on the call. In the interim the Funds prefer not to make the change; that is to avoid inconsistency of statements as between the “main” Prospectus currently in use and the T shares Prospectus at issue in the current comments. In addition, the Funds note that the Item 4 disclosures in the Summary Prospectus effectively provide the requested information.

20.	COMMENT: In connection with the February comments, you suggested that the disclosures required by Item 4(a) in the summary prospectuses should be summaries of those disclosures required by Item 9(b) of the instructions. You therefore requested that we increase the length of the Item 9(b) investment strategy disclosures to encompass at least the text in the preceding summaries. This was reiterated in the March 21 comments.

RESPONSE: We respectfully suggest that restating in full the investment strategies text from the summaries results in needless duplication, which is, in our view, counter to the broader goals of an accessible presentation of fund information. As we said in response to the February comments, we respectfully prefer to make no change. That said, we and the Funds will further consider the comment and may make changes in this direction at the March 1, 2018 annual update.

21.	COMMENT: In the March 21 comments, you noted the possibility of redemptions in kind and requested that the Funds add a disclosure to the effect that, because such redemptions result in the shareholder receiving a security rather than cash, the shareholder faces market risk of price fluctuations and possible taxable gain.

RESPONSE: The Funds will be pleased to add that disclosure starting with the March 1, 2018 annual update. In the interim the Funds prefer not to make the change; that is to avoid inconsistency of statements as between the “main” Prospectus currently in use and the T shares Prospectus at issue in the current comments. We note that there have been no instances to date of an involuntary redemption in kind, so that this will be purely hypothetical disclosure.

Katie Hinke	April 5, 2017

22.	COMMENT: In the March 21 comments, you asked for confirmation that the Class T shares do not permit Rights of Accumulation or Letters of Intent.

RESPONSE: Confirmed. See also the sentence currently in the Prospectus that reads as follows: “Breakpoints are calculated based solely on your purchase amount in the relevant transaction, regardless of any other Fund holdings you may have or intend to make.”

23.	COMMENT: In the March 21 comments, you asked that the Funds identify individual intermediaries in respect of the sentences that read as follows:

“Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load waivers.”

“Not all terms are available through all of the Fund’s authorized dealers or other intermediaries.”

As to the second sentence, you said the comment applies only to the extent the sentence implicates sales loads.

RESPONSE: The Funds believe this applies only to certain terms offered by Morgan Stanley and will add related disclosure to that effect.

24.	COMMENT: In the March 21 comments, you referred to a statement that not all financial intermediaries “support transfers from another share class to Class T shares.” You asked whether the statement implicates sales loads.

RESPONSE: As currently stated in the Prospectus, front-end sales loads generally do not apply to such transfers.

Katie Hinke	April 5, 2017

25.	COMMENT: In connection with the February comments, you referred to certain bullet points under the “Sales at Net Asset Value” subheading. You asked us to reconsider the presentation per IM Guidance 2016-06.

RESPONSE: The “Sales at Net Asset Value” section is not in the T shares Prospectus so is irrelevant to the current filing.

As an aside, you indicated in the March 21 comments a preference for titling the appendix that the Funds use per that IM Guidance 2016-06 as follows: “Intermediary Specific Front-End Sales Load and Waiver Terms” (with the words “Front-End” to be added to the formulation currently in use). This will be done in connection with the March 1, 2018 annual update. We also confirm, as you requested, that the appendix is not relevant to CDSC policies.

26.	COMMENT: In the March 21 comments, you requested that the Funds include financial highlights in customary form at least for the existing share classes whose investment performance is included in the Prospectus.

RESPONSE: The financial highlights will be included.

II.	Statement of Additional Information and Part C
27.	COMMENT: In the March 21 comments, you requested that the Funds confirm that they comply with applicable guidance in respect of “earmarking” or “segregation” of collateral in the course of their derivatives transactions.

RESPONSE: We and the Funds understand your comment to refer to SEC Release 10666 and its progeny in Staff no-action letters. The Funds confirm earmarking or segregation is in conformity with those positions.

28.	COMMENT: In the March 21 comments, you noted several investment restrictions that address concentration of a Fund’s “assets” in a particular industry but do not specify whether that is “total assets.”

RESPONSE: The Funds confirm that is understood to mean “total assets.” Because those are fundamental investment restrictions, no change can be made to modify the current phrasing.

Katie Hinke	April 5, 2017

29.	COMMENT: In the March 21 comments, you asked that the High Yield Fund add to its fundamental restriction on industry concentration, generally as follows (underlined text would be new).

The Fund will not … make investments that will result in the concentration (as that term may be defined or interpreted by the 1940 Act, Laws, Interpretations and Exemptions) of its investments in the securities of issuers primarily engaged in the same industry. This restriction does not limit the High Yield Fund’s investments in (i) obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, (ii) tax-exempt obligations issued by governments or political subdivisions of governments (excluding private activity and municipal debt securities which are principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance) or (iii) repurchase agreements collateralized by such obligations. In complying with this restriction, the High Yield Fund will not consider a bank-issued guaranty or financial guaranty insurance as a separate security

RESPONSE: The Funds confirm the restriction will be applied as suggested going forward. Because this is a fundamental investment restriction, no change can be made to modify the current phrasing.

30.	COMMENT: In the March 21 comments, you referred to the fact that the Global Income Builder and High Yield Funds each have a fundamental investment restriction on borrowing followed by a non-fundamental investment restriction that covers similar content. You asked us to discuss these restrictions.

RESPONSE: For ease of reference, the provisions (all of which have been in place since inception) are shown below. The former is fundamental and cannot be changed except by shareholder vote. The latter, which is intended to be clarifying and explanatory, potentially could be changed by the Board of Directors over time. The only material difference that we see between them is that the latter also adds a restriction on purchasing securities. That additional restriction does not, in our view, need to be part of the Funds’ fundamental policies; that is because it is not a restriction on borrowing, but rather a restriction only on further securities purchases when a given borrowing threshold is met.

Fundamental

Borrow money except the Fund may borrow, (i) from banks to purchase or carry securities or other investments, (ii) from banks for temporary or emergency purposes, or (iii) by entering into reverse repurchase agreements, if, immediately after any such borrowing, the value of the Fund’s assets, including all borrowings then outstanding less its liabilities, is equal to at least 300% of the aggregate amount of borrowings then outstanding (for the purpose of determining the 300% asset coverage, the Fund’s liabilities will not include amounts borrowed). Any such borrowings may be secured or unsecured. The Fund may issue securities (including senior securities) appropriate to evidence the indebtedness, including reverse repurchase agreements, which the Fund is permitted to incur;

Katie Hinke	April 5, 2017

Non-Fundamental

Borrow money in an amount that exceeds 33⅓% of its total assets (including the amount borrowed) less liabilities (other than borrowings). The Global Income Builder Fund may borrow as a means to incur leverage, for temporary or emergency purposes, in anticipation of or in response to adverse market conditions, or for cash management purposes. The Global Income Builder Fund may not purchase additional securities when borrowings exceed 5% of its total assets.

31.	COMMENT: In connection with the February comments, you noted that the Statement of Additional Information fee waiver discussion for the Global Income Builder Fund and the High Yield Fund discusses fees older than 36 months, placing them outside of the possible recoupment period.

RESPONSE: We reviewed the recoupment references and removed them from the SAI. They will not appear going forward.

32.	COMMENT: In connection with the March 21 comments, you requested various additional information on the Subadviser’s fees for First Eagle Fund of America.

RESPONSE: While it does not appear to be customary to include this information, the Funds will be adding the dollar amounts paid to the Subadviser. You also requested the method of calculation, which we confirm is already presented in the SAI, and inquired about breakpoints. The Subadviser’s fee does not have breakpoints of its own, but is subject indirectly to the corresponding Advisory Fee breakpoints (in that the Subadviser’s fee is a percentage of revenue realized by the Adviser). You also asked whether there are fee offsets or credits paid specifically to the Subadviser. There are not. Finally, there are no fee waivers applicable to the Subadviser’s fee.

33.	COMMENT: In connection with the February comments, you requested that we specify whether the filing is for the purposes of satisfying Rule 485(a) or 485(b), but not both, and to remove “as the case may be” language from the signature block in Part C.

RESPONSE: We will make the more specific reference going forward.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Sincerely,

Nathan Greene, Esquire (as Attorney for the Fund)